Exhibit 99.3
SCHEDULE 2
UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2011 AND DECEMBER 31, 2010

EMER S.p.A.
UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of June 30, 2011 and December 31, 2010

		As of June 30,	As of December 31,
Thousands of Euro	Note	2011	2010
Assets

Non-current assets
Property, plant and equipment	3	7,421	7,817
Goodwill		39,822	39,822
Intangible assets	3	8,270	8,322
Non-current financial assets	4	56	88
Deferred tax assets		3,616	2,801

Total		59,185	58,850

Current assets
Inventories	5	12,415	14,032
Accounts receivable	6	14,687	10,330
Other current assets		910	876
Tax receivables		1,139	2,124
Current financial assets	4	—	499
Cash and cash equivalents		7,902	8,071

Total		37,053	35,932

TOTAL ASSETS		96,238	94,782

Liabilities and shareholders’ equity

Shareholders’ equity	7
Share capital		20,720	2,240
Retained earnings and other reserves		(4,202)	1,051

Total		16,518	3,291
Attributable to:
shareholders of the parent company		16,518	3,284
minority interests		—	7

Non-current liabilities
Bank debt	8	39,697	1,318
Other long-term debt	9	1,525	19,669
Provisions for risks and charges		500	358
Post-employment and other employee benefits		892	880
Deferred tax liabilities		894	913
Other non-current liabilities	10	—	270

Total		43,508	23,408

Current liabilities
Long-term debt	8	16,708	56,760
Other financial debt	9	833	1,137
Accounts payables		13,314	7,365
Tax payables		700	127
Other current liabilities	10	4,657	2,694

Total		36,212	68,083

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		96,238	94,782

(The accompanying notes are an integral part of this unaudited consolidated condensed interim financial information)

EMER S.p.A.
UNAUDITED CONSOLIDATED SEPARATE INCOME STATEMENT
For the six months ended June 30, 2011 and 2010

		Six months ended June 30,
Thousands of Euro	Note	2011	2010

Revenues	11	28,589	30,279
Other revenues		594	437

Total		29,183	30,715

Raw materials	12	(17,792)	(12,960)
Services		(5,175)	(5,219)
Leases and rentals		(445)	(519)
Depreciation, amortization and impairment losses	13	(1,389)	(1,170)
Accruals		(361)	(512)
Personnel	14	(7,190)	(5,288)
Other costs	15	(559)	(58)

Total		32,911	25,726

Operating income/(loss)		(3,728)	4,989

Financial income		65	119
Financial expense		(1,736)	(1,608)

Income/(loss) before taxes		(5,399)	3,500

Income taxes		127	139

Net income/(loss)		(5,272)	3,639

Attributable to:
shareholders of the parent company		(5,265)	3,631
minority interests		(7)	8
(The accompanying notes are an integral part of this unaudited consolidated condensed interim financial information)

EMER S.p.A.
UNAUDITED STATEMENT OF COMPREHENSIVE INCOME
For the six months ended June 30, 2011 and 2010

	Six months ended June 30,
Thousands of Euro	2011	2010
Net income/(loss) for the period	(5,272)	3,639

Currency translation differences	19	31

Other comprehensive income/(loss) for the year	19	31

Total comprehensive income/(loss) for the year	(5,253)	3,670
Attributable to:
shareholders of the parent company	(5,246)	3,661
minority interests	(7)	9
(The accompanying notes are an integral part of this unaudited consolidated condensed interim financial information)

EMER S.p.A.
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six months ended June 30, 2011 and 2010
(in thousands of Euro)

	Six months ended June 30,
Thousands of Euro	2011	2010
Income/(loss) before taxes	(5,399)	3,500
Adjusted for:
Depreciation and amortization	1,389	(1,170)
Staff leaving indemnity provision (TFR)	76	49
Accruals to provisions for risks and charges	233	500
Allowance for obsolescence	1,850	602
Accruals for doubtful debts	29	12
Net financial expense	1,671	1,489

Operating profit before changes in net working capital	(151)	4,982

Change in accounts receivable	(4,386)	208
Change in accounts payables	5,949	389
Change in inventories	(233)	(1,457)
Utilization of provisions for risks and charges	(91)	(128)
TFR paid during year	(64)	(78)
Change in other receivables/payables	1,883	(526)

Cash flow from operating activities	2,907	3,390

Income taxes paid	(665)	—

Net cash generated from operating activities	2,242	3,390

Cash flows from investing activities
Purchases of intangible assets	(237)	(112)
Purchases of property, plant and equipment	(1,123)	(271)
Interest received	65	119

Net cash used in investing activities	(1,295)	(264)

Proceeds from long-term debt	900	312
Interest paid	(1,736)	(1,608)
Repayment of short-term debt (net of proceeds)	4,144	4,304
Repayment of long-term debt	(2,987)	(922)
Repayment of finance lease	(1,324)	(816)
Acquisition of minority interest	(113)	—
Share capital increase

Net cash used in financing activities	(1,116)	1,270

Net (decrease)/increase in cash and cash equivalents	(169)	4,396

Cash and cash equivalents at the beginning of the period	8,071	11,128

Cash and cash equivalents as at the end of the period	7,902	15,524

(The accompanying notes are an integral part of this unaudited consolidated condensed interim financial information)

EMER S.p.A.
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
As of and for the six months ended June 30, 2011 and 2010
(in thousands of Euro)

					attributable to	attributable to
	Share	Retained	Translation		shareholders of the	minority interest
Thousands of Euro	capital	earnings	reserve	TOTAL	parent company	in equity

As of 31 December 2009	10,000	(11,931)	(40)	(1,971)	(2,009)	38

Net income for the period	—	3,639	—	3,639	3,631	8

Currency translation differences	—	—	31	31	30	1
Comprehensive income	—	3,639	31	3,670	3,661	9

Loss recovery	(11,760)	11,760		—

Share capital increase	4,000			4,000	4,000
Transactions with owners	4,000	—	—	4,000	4,000	—

As of 30 June 2010	2,240	3,468	(9)	5,699	5,652	47

As of 31 December 2010	2,240	1,095	(44)	3,291	3,284	7

Net loss for the period	—	(5,272)	—	(5,272)	(5,265)	(7)

Currency translation differences	—	—	19	19	19	—
Comprehensive income	—	(5,272)	19	(5,253)	(5,246)	(7)

Share capital increase	18,480			18,480	18,480
Transactions with owners	18,480	—	—	18,480	18,480	—

As of 30 June 2011	20,720	(4,177)	(25)	16,518	16,518	—

(The accompanying notes are an integral part of this unaudited consolidated condensed interim financial information)

EMER S.p.A.
CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM FINANCIAL INFORMATION
As of June 30, 2011 and for the six months ended June 30, 2011 and 2010
1. General information
Emer SpA (hereinafter “the Company) is a company limited by shares, established and domiciled in Italy and governed by the laws of the Republic of Italy.
The Company’s registered office is in Brescia, Italy and through its subsidaries it has operating plants in Italy, Argentina and India.
Emer SpA and its subsidiaries (together “the Group”) operate in the fueling systems sector for light and heavy duty vehicles, designing, producing and selling components in the compressed natural gas (CNG) and liquefied petroleum gas (LPG) industry. The Group sells products to car manufacturers and to retailers through Emer S.p.A. and the subsidiaries Valtek S.p.A., Mec Sirio S.r.l., Emer Latinoamericana S.A. Additionally, through the subsidiary Sicom S.r.l., the Group is active in gas station activities. From August 5, 2010, the Group has also participated in a joint venture with an Indian partner, Minda Autogas Ltd. The joint venture produces and distributes components for natural gas vehicles in the Indian market.
This unaudited condensed consolidated interim financial information has been prepared in connection with the acquisition of the Company by Westport Innovations Inc. which was completed on July 1, 2011. Westport Innovations Inc. is a publicly listed company in Canada on TSX and in the United States of America on NASDAQ. In particular, this unaudited condensed consolidated interim financial information has been prepared solely for the purpose of Westport Innovations Inc.’s stock exchange reporting requirements in relation to the acquisition. Also in connection with the acquisition, the Company prepared special purpose annual financial statements as of and for the years ended December 31, 2010 and 2009, which were approved by the Board of Directors on September 6, 2011.
This unaudited condensed consolidated interim financial information was approved for issue on September 6, 2011.
2. Basis of preparation
This unaudited condensed consolidated interim financial information of the Company and its subsidiaries has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and in particular with IAS 34 Interim Financial Reporting.
IAS 34 permits a significantly lower amount of information to be included in interim financial statements from what is required for annual financial statements by IFRS, given that the entity has prepared financial statements compliant with IFRS for the previous financial year. This unaudited condensed consolidated interim financial information is prepared in condensed form and provides the disclosure requirements as per IAS 34 and should be read in conjunction with the consolidated financial statements as of and for the year ended December 31, 2010 and 2009 (the “Consolidated Financial Statements”),
The accounting policies used for this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the Group’s consolidated financial statements as of and for the year ended December 31, 2010 and have been consistently applied to all the periods presented.
Results for interim periods are not necessarily indicative of results that may be expected for any other interim periods or for a full year.

EMER S.p.A.
CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM FINANCIAL INFORMATION
As of June 30, 2011 and for the six months ended June 30, 2011 and 2010
The following tables present the companies included in the scope of consolidation of this unaudited condensed consolidated interim financial information:

		Share		Shareholding % as
		capital	Shareholding % as	of December 31,	Consolidation
Company	Registered office	(Euro)	of June 30, 2011	2010	method

Valtek S.p.A.	Albinea (RE)	171,646	100%	100%	Line-by-line
Mec Sirio S.r.l.	Brescia	39,000	100%	100%	Line-by-line
Sicom S.r.l.	Ariano Ferrarese (FE)	119,000	100%	100%	Line-by-line
Emer Latinoamericana S.A. (*)	Buenos Aires (Argentina)	623,929	95.05%	80.89%	Line-by-line
Minda Emer Technologies Ltd. (**)	New Delhi (India)	747,540	50%	50%	Proportional

(*)	As provided by the terms of a contract in place with Simest (Emer Latinoamerica S.A.’s minority shareholder), on June 30, 2011 Emer purchased 14.16% of the share capital of Emer Latinomericana S.A. held by Simest . However, before June 30, 2011, the above mentioned contract, provided Emer with access to the economic benefits and risks, including voting rights and dividends, associated with such 14.16% shareholding. As such, the percentage shareholding for consolidation purposes as of December 31, 2010 was already considered to be 95.05%.

(**)	Minda Emer Technologies was established as a joint venture with Minda Autogas Ltd on August 5, 2010. Therefore, the Group’s 50% share in this joint venture was only consolidated from such date.
Estimates
The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2010, with the exception of changes in estimates that are required in determining the provision for income taxes.

EMER S.p.A.
CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM FINANCIAL INFORMATION
As of June 30, 2011 and for the six months ended June 30, 2011 and 2010
Recent accounting pronouncements
The following standards and interpretations of existing standards have been published that are mandatory for the Group’s accounting periods beginning on or after January 1, 2011 or later periods:

Descriptions	Application date
Amendment to IAS 1, Presentation of financial statements, on other comprehensive income (OCI)	Annual periods beginning on or after July 1, 2012

‘Amendment to IAS 12,‘Income taxes’ on deferred tax	Annual periods beginning on or after Jan 1, 2012

IAS 19, (revised 2011), Employee benefits	Annual periods beginning on or after Jan 1, 2013

Amendment to IFRIC 14, IAS 19 — Prepayments of a minimum funding requirement	Annual periods beginning on or after Jan 1, 2011

IAS 24 (revised), Related party disclosures	Annual periods beginning on or after Jan 1, 2011

IAS 27 (Revised 2011), Separate financial statements	Annual periods beginning on or after Jan 1, 2013

IAS 28 (Revised 2011), Associates and joint ventures.	Annual periods beginning on or after Jan 1, 2013

Amendment to IAS 32 Financial instruments: Presentation on classification of rights issues	Annual periods beginning on or after Feb 1, 2010

IFRIC 19, Extinguishing financial liabilities with equity instruments	Annual periods beginning on or after Jul 1, 2010

Amendments to IFRS 1,‘First time adoption’, on hyperinflation and fixed dates	Annual periods beginning on or after Jul 1, 2011

Amendment to IFRS 7, Financial instruments: Disclosures on derecognition	Annual periods beginning on or after Jul 1, 2011

IFRS 9, Financial instruments	Annual periods beginning on or after Jan 1, 2013

IFRS 10, Consolidated financial statements	Annual periods beginning on or after Jan 1, 2013

IFRS 11, Joint arrangements	Annual periods beginning on or after Jan 1, 2013

IFRS 12, Disclosures of interests in other entities	Annual periods beginning on or after Jan 1, 2013

IFRS 13, Fair value measurement	Annual periods beginning on or after Jan 1, 2013

Following changes to IAS/IFRS as a result of “Annual Improvements to IFRSs 2010”:

- IFRS 1: First-time Adoption of International Financial reporting Standards

- IFRS 3: Business Combinations

- IFRS 7: Financial Instruments: Disclosures

- IAS 1: Presentation of Financial Statements
Annual periods beginning on or after Jan 1, 2011
- IAS 27: Consolidated and Separate Financial Statements

- IAS 34: Interim Financial Reporting

- IFRIC 13: Customer Loyalty Programmes
The Group is currently assessing the impact of the adoption of these new standards and interpretations.

EMER S.p.A.
CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM FINANCIAL INFORMATION
As of June 30, 2011 and for the six months ended June 30, 2011 and 2010
3. Property, plant and equipment and intangible assets

	Property, plant and	Intangible
Thousands of Euro	equipment	assets

Net book value as of January 1, 2011	7,817	8,322
Additions	1,123	237
Disposals	(159)	(260)
Depreciation and amortization	(1,360)	(29)

Net book value as of June 30, 2011	7,421	8,270
As of June 30, 2011, assets under construction amounted to €102 thousand.
As December 31, 2010, the Group had pledged a building as guarantee for a loan that was reimbursed in the first months of 2011; hence, the guarantee in place was released as well.
4. Financial assets
Current financial assets amounting to €499 thousand as of December 31, 2010 relate to certificate of deposit with short-term maturities. These financial assets were settled in 2011.
Non-current financial assets as of December 31, 2010 and June 30, 2011 relate to investments in equity instruments, which are measured at cost because fair value cannot be reliably measured.
5. Inventories

Thousands of Euro	As of June 30, 2011	As of December 31, 2010
| |
Raw materials	6,427	5,541
Work in progress and semi-finished products	6,408	6,790
Finished products	4,452	4,628
Allowance for obsolescence	(4,872)	(2,927)

Total	12,415	14,032

In June 2011 the Group recorded an allowance of €1,850 thousand for obsolete and slow-moving raw materials and certain finished goods.
6. Accounts receivable

Thousands of Euro	As of June 30, 2011	As of December 31, 2010

Accounts receivable — gross	15,896	11,510
Allowance for doubtful receivables	(1,209)	(1,180)

Total	14,687	10,330

7. Shareholders’ equity
As of December 31, 2010 the Company’s share capital, totally subscribed and paid amounted to €2,240,000, divided into 4,000,000 ordinary shares with a nominal value of €0.56 each.

EMER S.p.A.
CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM FINANCIAL INFORMATION
As of June 30, 2011 and for the six months ended June 30, 2011 and 2010
On June 27, 2011, the shareholders’ meeting of the Company approved a capital increase of €18,480,000, comprising 33,000,000 ordinary shares with a nominal value of €0.56 each that was fully subscribed by the existing shareholders on June 30, 2011 by way of conversion of the existing shareholders loans outstanding for the same amount at the date of conversion.
Therefore, the Company’s share capital, totally subscribed and paid as of June 30, 2011, amounted to €20,720,000, divided into 37,000,000 ordinary shares, with a nominal value of €0.56 each.
8. Bank debt

	As of June 30,	As of December 31,
Thousands of Euro	2011	2010

Senior financing	43,600	45,172
Senior revolving financing	9,000	8,500
Other short-term bank financing	938	1,678
Short-term credit lines	2,270	1,410
Other long-term financing	597	1,318

Net book value as of June 30, 2011	56,405	58,078
Current bank debt	16,708	56,760
Non-current bank debt	39,697	1,318
Senior financing and Senior revolving financing
The Group’s borrowing agreements included covenant obligations which the Group must comply with, the breach of which entails the termination of such agreements and immediate reimbursement of the borrowing. As of December 31, 2010 the Group had not complied with certain covenants under the Senior financing and Senior revolving financing arrangements and as such the entire amount due under these facilities had been classified as “current bank debt”.
In March 2011 the Group re-negotiated the payment profile and covenants on these arrangements. As results of the above re-negotiation, the Senior financing is structured as follows:

Maturity	Amount	Interest rate	Residual value

March 2011	1,500	Euribor 6m + 2.15%	44,500
December 2011	3,000	Euribor 6m + 2.5%	41,500
March 2012	1,500	Euribor 6m + 2.5%	40,000
September 2012	1,500	Euribor 6m + 2.5%	38,500
March 2013	2,000	Euribor 6m + 2.5%	36,500
September 2013	2,000	Euribor 6m + 2.5%	34,500
March 2014	2,200	Euribor 6m + 2.5%	32,300
September 2014	2,200	Euribor 6m + 2.5%	30,100
March 2015	2,400	Euribor 6m + 2.5%	27,700
September 2015	2,400	Euribor 6m + 2.5%	25,300
March 2016	2,500	Euribor 6m + 2.5%	22,800
September 2016	2,500	Euribor 6m + 2.5%	20,300
March 2017	2,500	Euribor 6m + 2.5%	17,800
September 2017	17,800	Euribor 6m + 3.0%	0

Total	46,000

EMER S.p.A.
CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM FINANCIAL INFORMATION
As of June 30, 2011 and for the six months ended June 30, 2011 and 2010
Furthermore, it should be noted that on July 1, 2011 the Company early repaid €25,000 thousand of the above outstanding debt.
Throughout the entire term of these arrangements, the Group is required to meet certain financial covenants relating to the following ratios:
•	Financial debt/EBITDA;

•	Debt service cover ratio;

•	Financial debt/equity.
Senior revolving financing bear floating rate interest equal to Euribor plus a spread of 250 basis points.
The carrying value of the borrowings approximated fair value.
9. Other financial debt
Other financial debt as of December 31, 2010 included €18,188 thousand relating to shareholder loans. Such loans were converted into share capital on June 30, 2011. The remaining balance as of December 31, 2010 (€2,618 thousand) and the full balance as of June 30, 2011 (€2,358 thousand) relate to finance lease liabilities. The portion due within one year amounted to €1,137 thousand as of December 31, 2010 and €833 thousand as of June 30, 2011.
10. Other current and non-current liabilities

Thousands of Euro	As of June 30, 2011	As of December 31, 2010

Employee payables	2,637	856
Advance payments	307	229
Trademark substitute tax	270	*628
Social security contributions	265	491
Accruals	—	11
Others	1,178	749

Total	4,657	2,964

Non-current portion	—	270
Current portion	4,657	2,694

*	including the non current-portion of €270 thousand payable in 2012.
11. Revenues
Revenues by technology

	Six months ended June 30,
Thousands of Euro	2011	2010
Methane	15,512	16,789
GPL	10,865	10,476
Other	2,212	3,014

Total	28,589	30,279

EMER S.p.A.
CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM FINANCIAL INFORMATION
As of June 30, 2011 and for the six months ended June 30, 2011 and 2010
Revenues by geographical location

	Six months ended June 30,
Thousands of Euro	2011	2010
Italy	10,030	15,775
EU countries	8,005	7,115
Non-EU countries	10,554	7,389

Total	28,589	30,279

12. Raw materials

	Six months ended June 30,
Thousands of Euro	2011	2010
Change in inventories of raw materials	1,594	(847)
Raw materials	16,198	13,807

Total	17,792	12,960

13. Depreciation, amortization and impairment losses

	Six months ended June 30,
Thousands of Euro	2011	2010

Depreciation	1,360	1,132
Amortization	29	38

Total	1,389	1,170

EMER S.p.A.
CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM FINANCIAL INFORMATION
As of June 30, 2011 and for the six months ended June 30, 2011 and 2010
14. Personnel costs
Personnel costs increased by €1,122 thousand from €5,288 thousand for the six months ended June 30, 2010 to €7,190 thousand for the six months ended June 30, 2011. The increase mainly relates to non-recurring costs amounting to €2.1 million, relating to costs of terminating employment with 3 employees as a result of the acquisition of the Company by Westport Innovations Inc (See Note 18 Subsequent Events for further details).
15. Other costs
Other costs increased by €501 thousand from €58 thousand for the six months ended June 30, 2010 to €559 thousand for the six months ended June 30, 2011. The increase mainly relates to the write-off of software costs related to SAP project for an amount of Euro 260 thousand as the Group no longer intends to use such software.
16. Related party transactions
On July 1, 2011, the Company was acquired by Westport Innovations Inc, through its subsidiary Juniper Engines Italy S.r.l. Before July 1, 2011, the Company was controlled by Palladio Group through the investment company Venice SpA.
The transactions between the Company and its parent mainly relate to the provision of shareholders’ loans for which the Company pays interest of 4% per years. The outstanding balance of such shareholders loans was converted into share capital on June 30, 2011.
Transactions with related parties
The following tables present a summary of the related party balances as of June 30, 2011 and December 31, 2010 and for the six months ended June 30, 2011 and 2010.

	Shareholders loan
	As of June 30,	As of December 31,
Thousands of Euro	2011	2010

Venice	—	13,732
GB FIN	—	2,228
GB FIN	—	2,228

Total	—	18,188

	Financial expenses
	Six months ended June 30,	Six months ended June 30,
Thousands of Euro	2011	2010

Venice — finance expense	245	317
Venice — management re-charges	65	10
GB FIN — finance expense	40	40
GB FIN — finance expense	40	40
FB IMM — finance expense	359	429

Total	749	836

EMER S.p.A.
CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM FINANCIAL INFORMATION
As of June 30, 2011 and for the six months ended June 30, 2011 and 2010
Key management compensation
Key management includes certain directors of the Company. The compensation paid to key management in the six months ended June 30, 2011 and 2010 amount to €2,282k thousand (of which €2,000 thousand as bonuses) and €262k respectively.
17. Seasonality
The Company’s financial results for any individual quarter typically are not sensitive to seasonality.
18. Subsequent events
Change of control
On July 1, 2011, the Company was acquired by Westport Innovations Inc, through its subsidiary Juniper Engines Italy S.r.l. In July 2011 Juniper Engines Italy S.r.l. subscribed a capital increase of €30,000 thousand.
Bank debt
On July 1, 2011 the Company early repaid €25,000 thousand of the Senior financing outstanding debt. See note 8 for further details.